Exhibit 99.1

Press Release

Chi-Med to Present Data from Proof-of-Concept Clinical Trials for Fruquintinib and Epitinib at the 17th World Conference on Lung Cancer (“WCLC”)

London: Wednesday, November 23, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that results from two non-small cell lung cancer (“NSCLC”) clinical studies will be presented at WCLC in Vienna, Austria, from December 4 to 7, 2016.  Results from the positive Phase II third-line NSCLC clinical trial of fruquintinib, a highly selective and potent oral inhibitor of vascular endothelial growth factor receptors (“VEGFR”), will be detailed in an oral presentation.  Results from the ongoing Phase Ib first-line NSCLC clinical trial of epitinib, a highly selective inhibitor of the epidermal growth factor receptor (“EGFR”) designed to optimize brain penetration, will also be presented.

In September 2015, Chi-Med announced that the fruquintinib Phase II NSCLC clinical trial had successfully achieved its primary endpoint.  The oral and poster presentations will include more mature data than those included in the following fruquintinib and epitinib study abstracts.

The results of the two studies will be presented in detail at WCLC as follows:

Type:	Oral Presentation
Title:	A Randomized, Multi-Center, Double-Blind Phase II Study of Fruquintinib in Patients with Advanced Non-Small Cell Lung Cancer
Presenter:	Shun Lu
Abstract:	#4571
Session:	OA11 – Angiogenesis in Advanced Lung Cancer, Oral Session
Date & Time:	Tuesday, December 6, 2016 (11:00 AM – 12:30 PM)

Type:	Poster Presentations
Title:	A Phase I Dose Expansion Study of Epitinib to Evaluate Efficacy and Safety in EGFR Mutation Positive (EGFRm+) NSCLC Patients with Brain Metastasis
Authors:	Qing Zhou, et al.
Abstract:	#4253
1st Session:	JCES01 Joint IASLC–Chinese Society for Clinical Oncology / Chinese Alliance Against Lung Cancer Session (ID 413)
Date & Time:	Sunday, December 4, 2016 (10:30 AM – 11:30 AM)
2nd Session:	07. Advanced NSCLC P2.03b – Poster Session with Presenters Present (ID 465)
Date & Time:	Tuesday, December 6, 2016 (2:30 PM – 3:45 PM)

The WCLC presentations will be made available for download at www.chi-med.com/news on the following day.

Organized by the International Association for the Study of Lung Cancer (IASLC) and held annually, WCLC is a global, multidisciplinary scientific forum for sharing current knowledge and research progress in lung cancer.  For more information, please visit: wclc2016.iaslc.com.

NOTES TO EDITORS

Full Abstracts

A Randomized, Multi-Center, Double-Blind Phase II Study of Fruquintinib in Patients with Advanced Non-Small Cell Lung Cancer

Shun Lu, Jianhua Chang, XiaoQing Liu, Jianhua Shi, You Lu, Wei Li, Jinji Yang, Jianying Zhou, Jie Wang, Lei Yang, Zhiwei Chen, Xiangdong Zhou, Zhe Liu, Ye Hua, Weiguo Su.

Background

Targeting the tumor microenvironment, such as tumor angiogenesis, has led to the successful development and approval of a number of targeted therapies thereby changing the standard of care for many types of cancer.  However, treatment options are limited in third-line non-small cell lung cancer (“NSCLC”) patients.  Fruquintinib is a potent and highly selective oral kinase inhibitor targeting vascular endothelial growth factor receptors and is currently in late stage development for multiple cancers.  This Phase II study was designed to evaluate the efficacy and safety of fruquintinib in third-line NSCLC patients (NCT02590965).

Methods

A total of 91 patients were randomized to receive best supportive care (“BSC”) plus fruquintinib or BSC plus placebo in a 2:1 ratio from 12 Chinese clinical centers.  Fruquintinib initial dose was 5 mg once daily and treatment was given in every 4-week cycle (3 weeks treatment followed by 1 week off).  The primary objective was to compare progression free survival (“PFS”) between the two treatment groups.  Secondary efficacy parameters included objective response rate (“ORR”), disease control rate (“DCR”), overall survival (“OS”).  Tumor response was assessed per RECIST 1.1.

Results

As of August 7, 2015, median PFS was 3.8 months for the fruquintinib group comparing with 1.2 months for the placebo group (hazard ratio=0.27, p<0.001).  The ORR was 16.4% for the fruquintinib group comparing with 0% for the placebo group (p=0.02).  The DCR of the fruquintinib group was significantly higher than that of the placebo group with a difference of 53.8% (36.3, 71.4; 95% CI, p<0.001).  OS was not mature and initial analysis revealed 3- and 6-month OS rates of 90.2% and 68.3% for the fruquintinib group, and 73.3% and 58.2% for the placebo group, respectively.  Adverse event was reported in 68.9% and 60.0% patients in fruquintinib and placebo group, respectively.  The incidence of serious adverse events was 3.3% in the fruquintinib group and 6.7% in the placebo group.

Conclusion

Fruquintinib in third-line NSCLC met the primary efficacy endpoint of PFS and demonstrated superiority in the secondary endpoints of ORR and DCR as compared with placebo.  OS has yet to mature.  Fruquintinib was generally well tolerated and safety profile consistent with previously reported.  These results support further development of fruquintinib in third-line NSCLC patients.  A randomized, double-blind, multi-center Phase III registration study was initiated in December 2015 (NCT02691299).  Clinical trial information: NCT02590965.

A  Phase Ib study of Epitinib to evaluate efficacy and safety in EGFR mutation positive (EGFRm+) NSCLC patients with brain metastasis

Qing Zhou, Bin Gan, Qunying Hong, Mengzhao Wang, Xiaoqing Liu, Yi-Long Wu.

Background

A significant portion of patients with NSCLC develop brain metastasis.  Patients with brain metastasis suffer from poor prognosis with a median survival of less than 6 months and low quality of life with limited treatment options. First generation EGFR tyrosine kinase inhibitors (EGFR TKIs) have demonstrated significant clinical benefit for patients with EGFR-mutant NSCLC. However, their effect on brain metastasis is limited due to poor drug penetration into the brain.  Epitinib is an EGFR TKI designed to improve brain penetration. A Phase I dose escalation study on epitinib has been completed and the recommended Phase 2 dose (RP2D) determined. This Phase I dose expansion study was designed to evaluate the efficacy and safety of epitinib in EGFR-mutant NSCLC patients with brain metastasis.

Methods

This is an ongoing open label, multi-center Phase I dose expansion study.  EGFR-mutant NSCLC patients with confirmed brain metastasis, either prior EGFR TKI treated or EGFR TKI treatment naïve, were enrolled to receive oral epitinib 160 mg once daily.  Patients with extra-cranial disease progression while on treatment with an EGFR TKI were excluded.  Tumor response was assessed per RECIST 1.1.

Results

As of May 31, 2016, 27 patients (13 EGFR TKI pretreated, 14 EGFR TKI treatment naïve) have been enrolled and treated with epitinib.  The most frequent adverse events (“AEs”) were skin rash (89%), elevated ALT (41%)/AST (37%), hyper-pigmentation (41%) and diarrhea (30%).  The most frequent Grade 3/4 AEs were elevations in ALT (19%), gamma-GGT (11%), AST (7%), and hyperbilirubinemia (7%) and skin rash (n=1, 4%).  There have been no Grade 5 AEs to date. Among the 24 efficacy evaluable patients (11 TKI pretreated, 13 TKI naïve), 7 (7/24, 29%) achieved a partial response (“PR”), including 1 unconfirmed PR.  All PRs occurred in EGFR TKI treatment naïve patients (7/13, 53.8%).  Of the 24 evaluable patients, 8 (5 EGFR treatment naïve, 3 EGFR TKI pretreated) had measurable brain metastasis (lesion diameter>10 mm per RECIST 1.1) with 2 PRs (both EGFR TKI treatment naïve patients, 2/5, 40%).

Conclusion

Epitinib 160mg once daily treatment in EGFR-mutant NSCLC patients with brain metastasis demonstrated clinical activity both extra- and intra-cranial. Epitinib was well tolerated. The data to data appears encouraging and warrants further development of epitinib.

About NSCLC and TKIs to address EGFR-driven NSCLC

At an advanced stage, tumors secrete large amounts of vascular endothelial growth factors (“VEGF”), a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor in order to provide greater blood flow, oxygen, and nutrients to the tumor.  VEGF and VEGFR play a pivotal role in tumor-related angiogenesis, and inhibition of the VEGF/VEGFR pathway.  This represents an important therapeutic strategy in blocking the development of new blood vessels essential for tumors to grow and invade.

Every year, it is estimated that approximately 1.7 million new patients around the world are diagnosed with NSCLC, according to Frost & Sullivan. Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-third of all cancer deaths, and more than breast, prostate and colorectal cancers combined.  TKIs are used in many cancer therapies and act by blocking the cell signaling pathways that drive the growth of tumor cells.  The very high prevalence of lung cancer in China as compared to the rest of the world is thought to be linked in part to the high incidence of cigarette smoking in the country.  To date, several anti-VEGF/VEGFR agents have shown clinical efficacy against a number of tumor types.  Given the scale and growth in the China oncology market, the market for VEGF/VEGFR inhibitors in China is expected to develop quickly in the next few years.

Patients who have the EGFRm+ form of NSCLC, which occurs in an estimated 10-15% of NSCLC patients in Europe and 30-40% of NSCLC patients in Asia, are particularly sensitive to treatment with currently available EGFR-TKIs.  However, tumors almost always develop resistance to treatment leading to disease progression.

Brain metastasis has been identified in 10-30% EGFRm+ NSCLC patients at initial diagnosis and is one of the most devastating complications of lung cancer with poor life expectancy around 5-10 months.  However, currently marketed EGFR-TKIs are unable to penetrate the blood-brain barrier with sufficient concentrations to provide clinical benefit in the brain, leaving the majority of patients with brain metastasis without an effective targeted therapy.

About Fruquintinib

Fruquintinib (HMPL-013) is a highly selective small molecule drug candidate that has been shown to inhibit VEGFR 24 hours a day via an oral dose, without known off-target toxicities.  It is currently under the joint development in China by Chi-Med and its partner Eli Lilly and Company.  Two late stage, pivotal Phase III registration studies are ongoing in lung cancer and colorectal cancer.  In addition, fruquintinib is also in clinical development for gastric cancer.

Lung: The FALUCA trial is a randomized, double-blind, placebo-controlled, multi-center, Phase III registration study targeted at treating patients with advanced non-squamous NSCLC, who have failed two lines of systemic chemotherapy.  Enrollment began in December 2015.  Patients are randomized at a 2:1 ratio to receive either: 5mg of fruquintinib orally once per day, on a three-weeks-on / one-week-off cycle, plus BSC; or placebo plus BSC.  The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and duration of response.  Chi-Med plans to enroll approximately 520 patients in about 45 centers across China.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02691299.

Colorectal: The FRESCO trial is a randomized, double-blind, placebo-controlled, multicenter, Phase III pivotal trial in patients with locally advanced or metastatic colorectal cancer who have failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine, oxaliplatin and irinotecan.  Enrollment was completed in May 2016.  416 patients were randomized at a 2:1 ratio to receive either: 5mg of fruquintinib orally once per day, on a three-weeks-on / one-week-off cycle, plus BSC; or placebo plus BSC.  The primary endpoint is OS, with secondary endpoints including PFS, objective response rate, disease control rate and duration of response.  Once a pre-specified number of OS events (deaths) have occurred, data analysis will commence.  Additional details of the FRESCO study may be found at clinicaltrials.gov, using identifier NCT02314819.

Gastric: Chi-Med completed a Phase Ib dose finding study of fruquintinib in combination with paclitaxel, which established a combination regimen that was well tolerated.  Chi-Med continues to enroll patients in this Phase Ib to expand the data-set.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02415023.

About Epitinib

EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations.  However, existing EGFR inhibitors cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective therapy.  In contrast, epitinib (HMPL-813) is a potent and highly selective oral EGFR inhibitor designed to optimize brain penetration and has demonstrated brain penetration and efficacy in pre-clinical studies.  Should epitinib be able to provide clinical benefit to NSCLC patients with brain metastasis, subject to regulatory approval, it may be well positioned to address a major global unmet medical need.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02590952.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib or epitinib, plans to initiate clinical studies for fruquintinib or epitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates fruquintinib or epitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib or epitinib for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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